STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the "Agreement") is entered into as of June *7*, 2017, by and among Steve Dorff, an individual and Dillonpark LLC, a Delaware limited liability company (hereinafter collectively referred to as the "Purchaser"), and Rokwader, Inc., a Delaware corporation (hereinafter referred to as the "Seller").

RECITALS:

A.   Latigo Shores Music, Inc., a Delaware corporation ("Latigo") is a wholly-owned subsidiary of Rokwader, Inc. Seller owns 70,000 shares of Latigo common stock, par value $0.001, which represents all of the issued and outstanding capital stock of Latigo (the "**Stock**").

B.   Mr. Dorff one of the Purchasers is the former President of Latigo and was responsible for running the day-to-day business of Latigo.

C.   Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, the Stock, on the terms and conditions set forth below.

D.   All annexes, schedules, exhibits and other attachments hereto are incorporated herein by reference, and, taken together with this Agreement, shall constitute a single Agreement.

AGREEMENT:

Now, therefore, in consideration of the Recitals and of the agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   PURCHASE AND SALE OF STOCK

1.1   Purchase and Sale of Shares.

(A)   Subject to the terms and conditions of this Agreement, and on the basis of the representations, warranties, covenants and agreements contained herein, Seller shall sell to Purchaser, and Purchaser shall purchase from Seller, the Stock, free and clear of all liens (other than those created by this Agreement), for a purchase price of $65,000 plus Forty thousand (40,000) shares of the Sellers common stock owned by the Purchaser's (the "**Purchase Price**").

(B)   Form of Payment. The Purchase Price shall be payable by Purchaser to Seller by delivery of a cashier's check in the amount of $65,000 and stock certificates representing 40,000 shares of Rokwader, Inc. common stock together with properly executed stock powers with signature guarantees acceptable to the Seller's transfer agent.

1.2   Fair Market Value. The parties hereby acknowledge and agree that the Purchase Price has been negotiated on an arm's length basis, and the parties believe that the Purchase Price reflects the fair market value of the Stock; provided, however, that neither the Seller nor Latigo is making any representation as to the fair market value of the Stock.

1.3   Closing. Subject to the terms and conditions of this Agreement, the closing of the sale and purchase of the Stock (the "**Closing**") shall take place on the Closing Date at the office of Seller or such other place as the parties may mutually agree at such time and date as the parties may mutually select.

(A) <u>Deliveries by Seller</u>.

    a.   <u>Stock Certificates</u>. At the Closing, Seller shall deliver to each Stephen Dorff and Dillonpark, LLC, stock certificates evidencing 35,000 shares of the Stock, free and clear of all claims, liens and encumbrances (other than those created by this Agreement and securities laws), duly endorsed in blank or accompanied by duly executed instruments of transfer duly endorsed in blank.

    b.   <u>Consents</u>. Seller and Latigo shall have obtained all consents required for the consummation of the transactions contemplated hereby.

(B) <u>Deliveries by Purchaser</u>.

    a.   <u>Cash</u>. A cashier's check in the Amount of $65,000.

    b.   <u>Stock</u>. Stock certificates of Rokwader, Inc. in the amount of 40,000 shares, together with signed stock powers with signature guarantees.

(D) <u>Other Closing Deliveries</u>. At the Closing, each party will deliver to the other party such other documents as may be reasonably requested by the other party.

(E) <u>Stock Power</u>. Each of the parties agrees that this Agreement shall constitute a stock power or other necessary authorization to transfer, as the case may be, authorizing Latigo to record on its books and records the transfer of the Stock from the Seller to the Purchaser.

2.   REPRESENTATIONS AND WARRANTIES BY SELLER.

Seller hereby represents and warrants to Purchaser, as follows:

2.1   Seller has good and marketable title to the Stock, free and clear of all claims, liens, and encumbrances, other than those imposed by this Agreement or securities laws.

2.2   Seller has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. Seller has taken all action necessary for the authorization, execution and delivery of this Agreement. This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal and binding obligation of Seller, enforceable against Seller in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.3   The execution and delivery of this Agreement by Seller, the performance by Seller of its obligations pursuant to this Agreement, and the consummation of the transactions contemplated hereby will not result in a breach by Seller of, violate the terms or conditions of, or constitute a default by Seller under, any agreement, instrument, decree, law, judgment or order to which Seller is a party, to which the properties of Seller may be subject, or by which Seller may be bound, result in the creation of any claims, liens or encumbrances on the Stock, other than those that have been created by Purchaser or restrictions imposed by securities laws.

3.   REPRESENTATIONS AND WARRANTIES BY PURCHASER.

Purchaser hereby represents and warrants to Seller and Latigo as follows:

3.1   It has the requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes the legal and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.2   It is fully aware of the highly speculative nature of an investment in the Stock and the potential financial hazards involved;

3.3   Neither Latigo, nor the Seller, nor any of their respective officers or directors, have made any representations to Purchaser regarding the advisability of the transaction described herein.

3.4   At no time was it presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the Stock.

3.5   By reason of its business or financial experience, Purchaser is capable of evaluating the merits and risks of this purchase, has the ability to protect Purchaser's own interests in this transaction and is financially capable of bearing a total loss of the Stock. He is an "accredited investor" as such term is defined in Regulation D promulgated under the Securities Act.

3.6   Purchaser has been given the opportunity to consult with independent legal counsel regarding its rights and obligations under this Agreement and has consulted with such independent legal counsel regarding the foregoing, fully understands the terms and conditions contained herein, and intends for such terms to be binding upon and enforceable against Purchaser.

4.   INTERIM OPERATING COVENANTS.

4.1   **Conduct of Business of Latigo.** Seller, in its capacity as controlling the operations of Latigo, shall cause Latigo, during the period from the date of this Agreement until the Closing Date, except as expressly contemplated by this Agreement or as required by applicable law or with the written consent of Purchaser, to conduct its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, between the date of this Agreement and the Closing Date, except as otherwise expressly contemplated by this Agreement or as required by applicable law, Seller, shall not permit Latigo to, without the prior written consent of the Purchaser:

(A)   Incur any financial obligation, except in the ordinary course of business consistent with past practice;

(B)   Incur any financial obligation of more than $5,000;

(C)   Fail to satisfy any outstanding financial obligation as required under the agreement relating to that particular financial obligation and in the ordinary course of business;

(D)   Make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable law;

(E)   Agree or commit to do any of the foregoing.

4.2   **Other Actions.** From the date of this Agreement until the Closing, Seller shall not, and Purchaser shall not permit Latigo to, take, or agree or commit to take, any action (except as otherwise expressly permitted by this Agreement) that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

5. POST-CLOSING COVENANTS.

Purchaser and Seller agree as follows with respect to the period following the Closing Date:

5.1 Further Cooperation. In case at any time after the Closing Date any further actions are necessary to carry out the purposes of this Agreement, each of the parties will take such further actions (including the execution and delivery of such further instruments and documents) as the other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefore under Section 6 below).

5.2 Confidentiality. Seller agrees that for a period of one (1) year from the Closing Date, it will not (a) divulge any Confidential Information to third parties or (b) use or permit to be used any Confidential Information for its own benefit. For this purpose, "**Confidential Information**" shall mean all confidential and proprietary information relating to Latigo, this Agreement, and the transactions contemplated hereby. "Confidential Information" shall not include any information that: (y) is now available to third parties who are not under a duty of confidentiality or, through no fault of Seller, subsequently becomes available to third parties who are not under a duty of confidentiality; or (z) is released or approved for release by Purchaser without restriction. Notwithstanding the foregoing, Seller may disclose Confidential Information (i) to the extent required by a court of competent jurisdiction or other governmental authority or otherwise as required by applicable law, rule or regulation, (ii) on a "need-to-know" basis under an obligation of confidentiality to its legal counsel, accountants, banks and other financing sources and their advisors, or (iii) in any legal proceedings that arise in connection with this Agreement or the transactions contemplated herein and therein.

5.3 Employees and Obligations of Latigo.

(A) Effective as of the Closing Date, Purchaser shall assume the employment of all employees of Latigo, subject to any employment agreements, if applicable. Purchaser shall assume and perform, pay or otherwise discharge all liabilities and benefit obligations accruing or occurring from and after the Closing Date with respect to all Latigo employees.

(B) Effective as of the Closing Date, Purchaser shall be responsible for any and all liabilities and obligations currently owing or subsequent to the Closing incurred by Latigo.

6. INDEMNIFICATION.

6.1 Indemnification.

(A) Purchaser shall indemnify, defend and hold Seller harmless from and against any and all damages, liabilities, losses, claims, obligations, liens, assessments, judgments, taxes, fines, penalties, reasonable costs and expenses (including without limitation reasonable fees of counsel) (collectively, "**Losses**") suffered or incurred by Seller, or its successors and assigns (i) proximately caused by any breach of any representation, warranty, covenant or other undertaking made by the Purchaser in this Agreement, and (ii) the ownership or operation of Latigo by the Purchaser. Seller shall notify the Purchaser promptly of any written actions, claims or demands against Seller of which the Purchaser is responsible hereunder specifying the basis and amount thereof in reasonable detail.

(B) Seller shall indemnify, defend and hold Purchaser harmless from and against any and all Losses suffered or incurred by Purchaser, or its successors and assigns, proximately caused by any breach of any representation, warranty, covenant or other undertaking made by the Seller in this Agreement. Purchaser shall notify the Seller promptly of any written actions, claims or demands against Purchaser of which the Seller is responsible hereunder specifying the basis and amount thereof in reasonable detail; provided, however, that the aggregate amount of all Losses for which Seller shall be liable pursuant to this Section 6.1(B) shall not exceed the Purchase Price.

(C)   If any third party notifies any party (the "**Indemnified Party**") with respect to any matter (a "**Third-Party Claim**") that may give rise to a claim for indemnification against the other party (the "**Indemnifying Party**") under this Section 6, then the Indemnified Party shall promptly (and in any event within ten (10) business days after receiving notice of the Third-Party Claim) notify the Indemnifying Party thereof in writing specifying the claimed basis and amount thereof in reasonable detail. Failure to so notify shall not be deemed a waiver of, or otherwise affect, the Indemnifying Party's obligations unless the Indemnifying Party is materially harmed or prejudiced by such failure to notify.

The Indemnifying Party will have the right at any time to assume and thereafter conduct the defense of the Third-Party Claim with counsel of its choice; provided, however, that the Indemnifying Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld) unless the judgment or proposed settlement involves only the payment of money damages and does not impose an injunction or other equitable relief upon the Indemnified Party.

Unless and until the Indemnifying Party assumes the defense of the Third-Party Claim as provided in above, however, the Indemnified Party may defend against the Third-Party Claim in any manner it may reasonably deem appropriate. In no event will the Indemnified Party consent to the entry of any judgment on or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld).

(D)   Notwithstanding anything in this Agreement to the contrary, the amount of any Losses for which indemnification is provided under this Section 6 shall be reduced by (i) any amounts actually recovered by an Indemnified Party pursuant to any indemnification by or indemnification agreement with any third party (net of any costs incurred to obtain such recovered amounts) and (ii) any insurance proceeds or other cash receipts or sources of reimbursement actually received as an offset against such Losses (net of any costs incurred to obtain such proceeds or reimbursement and all related deductions and adjustments to premiums); and no right of subrogation shall accrue to any insurer or third-party indemnitor hereunder. If the amount of the reduction contemplated above is determined or paid to an Indemnified Party after payment by any Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this Section 6, the Indemnified Party shall either repay the Indemnifying Party, promptly after such determination or payment, any amount that should not have been paid pursuant to this Section 6 had such determination or payment been made at the time of such payment by the Indemnifying Party or permit the Indemnifying Party to reduce any other payment then required to be made by such Indemnifying Party, if any.

(E)   For the avoidance of doubt, all indemnification and similar payments made pursuant to this Agreement shall be treated for tax purposes as an adjustment to the Purchase Price, and each party will report such payments consistently with such treatment for all Tax purposes.

(F)   Parties shall be able to make claims under more than one provision of this Agreement, but no party shall be entitled to recover more than once in respect of the same Losses. For purposes of illustration only, if there is a $100 fine levied for noncompliance with law and such noncompliance is covered by two sections of this Agreement, then Purchaser may make a claim under both sections but shall only be permitted to recover once even if Purchaser prevails under both sections.

(G)   For all purposes hereunder, the Indemnifying Parties shall not be liable for any incidental, special, punitive or consequential (including lost profits) Losses, unless such Losses relate to a Third-Party Claim.

7. CONDITIONS TO CLOSING; FAILURE TO CLOSE.

7.1 **Conditions to Purchaser's Obligations at Closing.** All of the obligations of the Purchaser under this Agreement are subject to the fulfillment at or before the Closing of each of the following conditions, any of which may be waived in writing by Purchaser:

(A) **Representations and Warranties.** The representations and warranties of Seller contained herein shall be true and correct on and as of the Closing Date.

(B) **Performance.** Seller shall have performed or fulfilled all agreements, obligations and conditions contained herein and shall have obtained all consents, waivers and approvals necessary to transfer the Stock.

(C) **Closing Deliverables.** The closing deliverables identified in Section 1.3(A) shall have been delivered by Seller.

In the event this Agreement is executed but the transactions described in this Section 7.1 are not either consummated or waived in writing by Purchaser on or prior to the Closing Date, Purchaser may terminate this Agreement effective immediately upon written notice to Seller.

7.2 **Conditions to Seller's Obligations at Closing.** The obligations of Seller under this Agreement are subject to the fulfillment at or before the Closing of each of the following conditions, any of which may be waived in writing by Seller:

(A) **Representations and Warranties.** The representations and warranties of the Purchaser contained herein shall be true and correct on and as of the Closing Date with the same effect as if made on and as of the Closing Date.

(B) **Performance.** The Purchaser shall have performed or fulfilled all agreements, obligations and conditions contained herein and shall have obtained all consents, waivers and approvals necessary to acquire the Stock from Seller.

(C) **Closing Deliverables.** The closing deliverables identified in Section 1.3(B) shall have been delivered by Purchaser.

In the event this Agreement is executed but the transactions described in this Section 7.2 are not either consummated or waived in writing by Shareholders on or prior to the Closing Date, Seller may terminate this Agreement effective immediately upon written notice to Purchaser.

8. GENERAL PROVISIONS.

8.1 **No Waivers.** None of the parties shall be deemed to waive any of its rights, powers or remedies hereunder unless such waiver is in writing and signed by said party. No delay or omission by any party in exercising any of said rights, powers or remedies shall operate as a waiver thereof, nor shall a waiver signed by any party of any breach of the covenants, conditions or agreements binding on the other parties on one occasion be construed as a waiver or consent to such breach on any future occasion or a waiver of any other covenant, condition, or agreement herein contained.

8.2 **Expenses.** None of the parties hereto shall have any obligation to pay any of the fees and expenses of any other party incident to the negotiation, preparation and execution of this Agreement, including, but not limited to, the fees and expenses of legal counsel, accountants, investment bankers, consultants and other experts.

8.3   Publicity. A party must obtain the other party's written consent prior to any publication, presentation, public announcement or press release concerning the relationship between the parties or the existence or terms of this Agreement, except as may otherwise be required by law. In addition, the parties agree not to make any disparaging or derogatory comments regarding the other parties to any third party.

8.4   Assignment. No party may assign any portion of this Agreement, voluntarily or involuntarily, including without limitation by operation of law, without the prior written consent of the other party, which shall not be unreasonably withheld, conditioned or delayed. Any attempt to otherwise assign this Agreement shall be null and void. No person or entity not a party hereto shall have any interest herein or be deemed a third party beneficiary, and nothing contained herein shall be construed to create any rights enforceable by any other person or third party.

8.5   Partnership. Nothing herein contained shall be construed as creating a partnership or joint venture by or between the parties.

8.6   Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns.

8.7   Severability. Any provision of this Agreement held or determined by a court (or other legal authority) of competent jurisdiction to be illegal, invalid, or unenforceable in any jurisdiction shall be deemed separate, distinct and independent, and shall be ineffective to the extent of such holding or determination without (i) invalidating the remaining provisions of this Agreement in that jurisdiction or (ii) affecting the legality, validity or enforceability of such provision in any other jurisdiction.

8.8   Captions Headings. Captions and paragraph headings used in this Agreement are for convenience only and shall not be used to interpret any provision hereof.

8.9   Entire Agreement. This Agreement, together with the Exhibits and Schedules, which documents are incorporated herein by reference, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof, and is intended as the parties' final expression and complete and exclusive statement of the terms thereof, superseding all prior or contemporaneous agreements, representations, promises and understandings, whether written or oral, between the parties, and may be amended or modified only by an instrument in writing signed by all parties.

8.10   Notices. Any notice required or permitted to be given hereunder shall be (a) in writing, (b) effective on the first business day following the date of receipt, and (c) delivered by one of the following means: (i) by personal delivery; (ii) by prepaid, overnight package delivery or courier service; or (iii) by the United States Postal Service, first class, certified mail, return receipt requested, postage prepaid.

All notices given under this Agreement shall be addressed, in the case of Seller, to:

Rokwader, Inc.
15466 Los Gatos Blvd., #109-352
Los Gatos, CA 95032

All notices given under this Agreement shall be addressed, in the case of Purchaser, as follows:

Steve Dorff/Dillonpark LLC
P.O. Box 8236
Calabasas, CA 91372

or to such other addresses of which the parties have been advised in writing by any of the above-described means. Personal delivery to a party or to any officer, partner, agent, or employee of such party at its address herein shall

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constitute receipt. The following shall also constitute receipt: (i) a party's rejection or other refusal to accept notice, and (ii) the inability to deliver to a party because of a changed address of which no notice has been received by the other party. Notwithstanding the foregoing, no notice of change of address shall be effective until ten (10) days after the date of receipt thereof. This Section shall not be construed in any way to affect or impair any waiver of notice or demand herein provided.

8.11   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to any principles of conflicts of law. With respect to any litigation arising out of or relating to this Agreement, the parties agree that it shall be exclusively filed in and heard by the state or federal courts with jurisdiction to hear such suits located in the State of California, and each party hereby submits to the exclusive jurisdiction of such courts.

8.12   Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same Agreement. Execution and delivery of this Agreement by exchange of facsimile copies bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Agreement by such party. Such facsimile copies shall constitute enforceable original documents.

8.13   Specific Performance. Without limiting or waiving in any respect any rights or remedies of the parties to this Agreement now or hereinafter existing at law or equity or by statute, each of the parties hereto shall be entitled to seek specific performance of the obligations to be performed by the other in accordance with the provisions of this Agreement.

8.14   Arbitration of Disputes.

(A)   Consent to California Jurisdiction. Each member consents to be exclusively subject to arbitration in Santa Clara County, California.

(B)   Disputes Subject to Arbitration. Any claims or disputes arising out of or relating to this Agreement will be settled by arbitration pursuant to the provisions of the California Code of Civil Procedure commencing at Section 1280 et seq. The arbitrator's decision shall be final and binding without right to a trial de novo. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Hearings will be held in Santa Clara County, California, or such other venue as the parties may determine by mutual agreement.

(C)   Demand and Limitations on Claims. Any demand for arbitration must be made in writing to the other party or parties. In no event will any demand for arbitration be made after the date that the institution of legal proceedings based on such claim, dispute or other matter would be barred by the applicable statute of limitations. The demand for arbitration shall be made within a reasonable time after the claim, dispute or other matter in question has arisen, and in no event shall it be made after two years from when the aggrieved party knew or should have known of the controversy, claim, dispute or breach.

(D)   Provisional Remedies. The parties will have the right to file with a court of competent jurisdiction an application for temporary or preliminary injunctive relief, writ of attachment, writ of possession, temporary protective order and/or appointment of a receiver, if the arbitration award to which the applicant may be entitled may be rendered ineffectual in the absence of such relief, or if there is no other adequate remedy. Any such application will not act as a waiver of a party's arbitration rights hereunder.

(E)   Powers, Duties and Limitations of the Arbitrator. The arbitrator will prepare and provide to the parties a written decision on all matters that are the subject of the arbitration, including factual findings and the reasons that form the basis of the arbitrator's decision. The arbitrator will not have the power to commit errors of law or legal reasoning and the award may be vacated or corrected pursuant to California Code of Civil Procedure Section 1286.2 or 1286.6 for any such error. The award of the arbitrator will be mailed to the parties no later than thirty (30) days after the close of the arbitration hearing. The arbitration proceedings will be reported by a certified shorthand court reporter, and written transcripts of the proceedings will be prepared and made available to the parties upon any party's request.

(F)   Costs and Fees of the Arbitrator.   The cost of the arbitration proceeding and any proceeding in court to confirm or to vacate any arbitration award, as applicable (including, without limitation, reasonable attorneys' fees and costs), shall be borne by the unsuccessful party, as determined by the arbitrator, and shall be awarded as part of the arbitrator's award.

(G)   Professional Fees.   In the event of any litigation involving this Agreement or any of the ancillary documents, the prevailing party in such litigation shall be entitled to recover reasonable attorney fees and costs in addition to any other remedy to which it is entitled.

IN WITNESS WHEREOF, each party has executed or caused it's duly authorized officer to execute this Stock Purchase Agreement the day and year first above written.



"PURCHASER":

Steve Dorff

By: _____   Date: June 7, 2017
       Steve Dorff

Dillonpark, LLC

By: _____   Date: June 7, 2017
       Yale Farar, Manager

"SELLER":

Rokwader, Inc.

By: _____   Date: June __, 2017
       Robert Wallace, CEO/President

shorthand court reporter, and written transcripts of the proceedings will be prepared and made available to the parties upon any party's request.

        (F)   Costs and Fees of the Arbitrator. The cost of the arbitration proceeding and any proceeding in court to confirm or to vacate any arbitration award, as applicable (including, without limitation, reasonable attorneys' fees and costs), shall be borne by the unsuccessful party, as determined by the arbitrator, and shall be awarded as part of the arbitrator's award.

        (G)   Professional Fees. In the event of any litigation involving this Agreement or any of the ancillary documents, the prevailing party in such litigation shall be entitled to recover reasonable attorney fees and costs in addition to any other remedy to which it is entitled.

        IN WITNESS WHEREOF, each party has executed or caused it's duly authorized officer to execute this Stock Purchase Agreement the day and year first above written.



"PURCHASER":

Steve Dorff

By: _____   Date: June 7, 2017
    Steve Dorff

Dillonpark, LLC

By: _____   Date: June 7, 2017
    Yale Farar, Manager

"SELLER":

Rokwader, Inc.

By: _____   Date: June 17, 2017
    Robert Wallace, CEO/President